Filed pursuant to Rule 424(b)(5)

Registration No. 333-131810

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Maximum Aggregate Offering Price	Amount of Registration Fee (1)(2)
Senior Debt Securities	$900,000,000	$35,370

(1)	Calculated in accordance with Rule 457(r) under the Securities Act of 1933, as amended.
(2)	This “Calculation of Registration Fee” table shall be deemed to update the “Calculation of Registration Fee” table in the Company’s Registration Statement of Form S-3 (File No. 333-131810) in accordance with Rules 456(b) and 457(r) under the Securities Act of 1933, as amended.

PROSPECTUS SUPPLEMENT

(To Prospectus Dated February 13, 2006)

$900,000,000

Dominion Resources, Inc.

$500,000,000 2008 Series A 6.40% Senior Notes due 2018

$400,000,000 2008 Series B 7.0% Senior Notes due 2038

The Series A Senior Notes will bear interest at 6.40% per year and will mature on June 15, 2018. The Series B Senior Notes will bear interest at 7.0% per year and will mature on June 15, 2038. We will pay interest on the Senior Notes on June 15 and December 15 of each year, beginning December 15, 2008.

We may redeem all or any of the Series A or Series B Senior Notes at any time at the redemption prices described in this prospectus supplement, plus accrued interest.

We will not make application to list either the Series A or Series B Senior Notes on any securities exchange or to include them in any automated quotation system.

Investing in the Senior Notes involves risks. For a description of these risks, see “ Risk Factors” beginning on page S-8.

	Public Offering Price(1)	Underwriting Discount	Proceeds to Dominion Before Expenses(1)
Per Series A Senior Note	99.906%	0.650%	99.256%
Series A Senior Note Total	$499,530,000	$3,250,000	$496,280,000
Per Series B Senior Note	99.232%	0.875%	98.357%
Series B Senior Note Total	$396,928,000	$3,500,000	$393,428,000

(1)	Plus accrued interest from June 17, 2008, if settlement occurs after that date.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying base prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Senior Notes will be ready for delivery in book-entry form only through The Depository Trust Company on or about June 17, 2008.

Joint Book-Running Managers

Barclays Capital	Citi	JPMorgan	Merrill Lynch & Co.

Co-Managers

Credit Suisse	KeyBanc Capital Markets	UBS Investment Bank

BNP PARIBAS

Lazard Capital Markets

Mizuho Securities USA Inc.

Scotia Capital

The date of this prospectus supplement is June 12, 2008.

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is the prospectus supplement, which describes the specific terms of the Senior Notes and certain other matters relating to us and our financial condition. The second part, the accompanying base prospectus, gives more general information about Senior Debt Securities we may offer from time to time, some of which does not apply to the Senior Notes we are offering at this time. Generally, when we refer to the prospectus, we are referring to both parts of this document combined. To the extent the description of the Senior Notes in the prospectus supplement differs from the description of Senior Debt Securities in the accompanying base prospectus, you should only rely on the information in the prospectus supplement.

You should rely only on the information contained in this document or to which this document refers you, or in other offering materials filed by us with the Securities and Exchange Commission (SEC). We have not authorized anyone, and we have not authorized the underwriters to authorize anyone, to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. This document may only be used where it is legal to sell these securities. The information which appears in this document and which is incorporated by reference in this document may only be accurate as of the date of this prospectus supplement or the date of the document in which incorporated information appears. Our business, financial condition, results of operations and prospects may have changed since the date of such information.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our file number with the SEC is 001-08489. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room at 100 F. Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. You may also read and copy these documents at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement and information that we file later with the SEC will automatically update or supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended (the Exchange Act), until such time as all of the securities covered by this prospectus supplement have been sold:

•	Annual Report on Form 10-K for the year ended December 31, 2007;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2008; and

•	Current Reports on Form 8-K, filed January 3, 2008, January 30, 2008 (with respect to Items 5.02 and 9.01), April 2, 2008, May 9, 2008 and June 5, 2008.

You may request a copy of these filings, at no cost, by writing or telephoning us at:

Corporate Secretary, Dominion Resources, Inc., 120 Tredegar Street, Richmond, Virginia 23219, Telephone (804) 819-2000.

FORWARD-LOOKING INFORMATION

We have included certain information in this prospectus supplement or other offering materials which is “forward-looking information” as defined by the Private Securities Litigation Reform Act of 1995. Examples include discussions as to our expectations, beliefs, plans, goals, objectives and future financial or other performance or assumptions concerning matters discussed in this prospectus. This information, by its nature, involves estimates, projections, forecasts and uncertainties that could cause actual results or outcomes to differ substantially from those expressed in the forward-looking statements.

Our business is influenced by many factors that are difficult to predict, involve uncertainties that may materially affect actual results and are often beyond our ability to control. These factors include unusual weather conditions and their effect on energy sales to customers and energy commodity prices; extreme weather events, including hurricanes and winter storms, that can cause outages and property damage to our facilities; state and federal legislative and regulatory developments and changes to environmental and other laws and regulations, including those related to climate change, to which we are subject;

costs of environmental compliance, including those costs related to climate change; risks associated with the operation of nuclear facilities; fluctuations in energy- related commodity prices and the effect these could have on our earnings, liquidity position and the underlying value of our assets; counterparty credit risk; capital market conditions, including price risk due to securities held as investments in nuclear decommissioning and benefit plan trusts; fluctuations in interest rates; changes in federal and state tax laws and regulations; changes to benefit plan assumptions such as discount rates and the expected rate of return on plan assets; changes in rating agency requirements or credit ratings and their effect on availability and cost of capital; changes in financial or regulatory accounting principles or policies imposed by governing bodies; employee workforce factors including collective bargaining agreements and labor negotiations with union employees; the risks of operating businesses in regulated industries that are subject to changing regulatory structures; changes to regulated gas and electric rates collected by Dominion Resources, Inc. and the timing of such collection as it relates to fuel costs; receipt of approvals for and timing of closing dates for acquisitions and divestitures; changes in rules for regional transmission organizations (RTOs) in which we participate, including changes in rate designs and capacity models; political and economic conditions, including the threat of domestic terrorism, inflation and deflation; timing and receipt of regulatory approvals necessary for planned construction or expansion projects; the inability to complete planned construction or expansion projects within the terms and time frames initially anticipated; and completing the divestiture of The Peoples Natural Gas Company and Hope Gas, Inc.

Any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made.

In addition to the factors described above, we have identified a number of these factors in this prospectus supplement, under the heading RISK FACTORS, and we refer you to that discussion for further information.

PROSPECTUS SUPPLEMENT SUMMARY

In this prospectus supplement, unless otherwise indicated or the context otherwise requires, the words “Dominion,” “Company,” “we,” “our” and “us” refer to Dominion Resources, Inc., a Virginia corporation, and its subsidiaries.

The following summary contains basic information about this offering. It may not contain all the information that is important to you. The DESCRIPTION OF THE SENIOR NOTES section of this prospectus supplement and the DESCRIPTION OF SENIOR DEBT SECURITIES section of the accompanying base prospectus contain more detailed information regarding the terms and conditions of the Senior Notes. The following summary is qualified in its entirety by reference to the more detailed information appearing elsewhere in this prospectus supplement and in the accompanying base prospectus.

DOMINION

Dominion, headquartered in Richmond, Virginia, is one of the nation’s largest producers and transporters of energy. Dominion also operates the nation’s largest natural gas storage network and serves retail energy customers in 11 states. As of March 31, 2008, we had approximately $39.0 billion in assets.

We currently manage our operations through three primary business segments that are designed to streamline operations, and position us for long-term growth in the competitive energy marketplace by focusing on our electric and gas products and services. They are:

Dominion Energy—Dominion Energy manages our 14,000 miles of natural gas transmission, gathering and storage pipeline, and a 975 billion cubic foot natural gas storage network. This business segment includes our Ohio regulated natural gas distribution operations that serve approximately 1.2 million residential, commercial and industrial gas sales and transportation customers. Dominion Energy also operates our Cove Point, Maryland liquefied natural gas network. In addition, it oversees our natural gas production located in the Appalachian Basin and producer services, including aggregation of gas supply, market-based services related to gas transportation and storage and associated gas trading.

Dominion Generation—Dominion Generation manages our approximately 26,500 megawatt portfolio of merchant and regulated utility electric power generation and guides our generation growth strategy and energy trading and marketing activities associated with our generation assets. The generation mix is diversified and includes coal, nuclear, gas, oil, renewables and purchased power. Our electric generation operations currently focus on serving customers in the energy intensive Northeast, Mid-Atlantic and Midwest regions of the United States. Our generation facilities are located in Connecticut, Illinois, Indiana, Massachusetts, North Carolina, Pennsylvania, Rhode Island, Virginia, West Virginia and Wisconsin.

Dominion Virginia Power—Dominion Virginia Power manages our regulated electric distribution and electric transmission operations in Virginia and northeastern North Carolina as well as our nonregulated retail energy marketing and regulated and nonregulated customer service operations. Our regulated electric distribution operations serve approximately 2.4 million residential, commercial, industrial and governmental customer accounts in Virginia and northeastern North Carolina, and our nonregulated retail energy marketing operations serve approximately 1.6 million customer accounts in the Northeast, Mid-Atlantic and Midwest.

In January 2008, Dominion and Equitable Resources, Inc. announced the termination of the agreement for the sale of The Peoples Natural Gas Company and Hope Gas, Inc., primarily due to continued delays in achieving final regulatory approvals. We are seeking other offers for the purchase of these utilities.

Dominion’s address and telephone number are: 120 Tredegar Street, Richmond, Virginia 23219, Telephone (804) 819-2000.

Ratio of Earnings to Fixed Charges

Three Months Ended March 31, 2008	Twelve Months Ended March 31, 2008	Years Ended December 31,
		2007	2006	2005	2004	2003
4.30	4.48	4.28	2.90	2.34	2.83	2.27

THE OFFERING

The Senior Notes

We are offering $500,000,000 aggregate principal amount of the Series A Senior Notes and $400,000,000 aggregate principal amount of the Series B Senior Notes. The Series A Senior Notes will mature on June 15, 2018 and the Series B Senior Notes will mature on June 15, 2038.

Each series of Senior Notes will be represented by one or more global certificates that will be deposited with or held on behalf of and registered in the name of The Depository Trust Company, New York, New York (DTC) or its nominee. This means that you will not receive a certificate for your Senior Notes but, instead, will hold your interest through DTC’s system.

Interest Payment Dates

Interest on each series of Senior Notes will be payable semi-annually in arrears on June 15 and December 15, commencing on December 15, 2008.

Record Dates

So long as the Senior Notes remain in book-entry only form, the record date for each Interest Payment Date will be the close of business on the business day before the applicable Interest Payment Date.

If the Senior Notes are not in book-entry only form, the record date for each Interest Payment Date will be the close of business on the fifteenth calendar day prior to the applicable Interest Payment Date (whether or not a business day).

Ranking

Each series of Senior Notes ranks equally with all of our other senior unsecured indebtedness, and are senior in right of payment to all our subordinated indebtedness. The Senior Indenture contains no restrictions on the amount of additional indebtedness that we may incur. Additionally, because we are a holding company that conducts all of our operations through our subsidiaries, holders of Senior Notes will generally have a junior position to claims of creditors of our subsidiaries. See DESCRIPTION OF THE SENIOR NOTES—Ranking on page S-19.

Optional Redemption

We may redeem some or all of the Senior Notes at any time at the redemption prices described in DESCRIPTION OF THE SENIOR NOTES—Optional Redemption on Page S-20 plus accrued interest to the date of redemption. The Senior Notes may not be redeemed at any time at the option of the holder.

No Listing of the Senior Notes

The Senior Notes are not listed and we do not plan to apply to list the Senior Notes on any securities exchange or to include them in any automated quotation system.

Use of Proceeds

We intend to use the net proceeds from the sale of the Senior Notes for general corporate purposes including the repayment of short-term debt, which as of May 31, 2008 included a $1 billion borrowing under our $1.7 billion credit facility which is scheduled to be repaid on June 30, 2008 and bears interest at 2.865% per year and an aggregate of $1.6 billion in outstanding commercial paper with a weighted average yield of 2.88% per year and a weighted average maturity of approximately 13.7 days. See USE OF PROCEEDS on page S-15.

RISK FACTORS

Your investment in the Senior Notes involves certain risks. Our business is influenced by many factors that are difficult to predict, involve uncertainties that may materially affect actual results and are often beyond our control. We have identified a number of these factors below. In consultation with your own financial and legal advisers, you should carefully consider, among other matters, the following discussion of risks before deciding whether an investment in the Senior Notes is suitable for you.

Our operations are weather sensitive. Our results of operations can be affected by changes in the weather. Weather conditions directly influence the demand for electricity and natural gas, and affect the price of energy commodities. In addition, severe weather, including hurricanes and winter storms, can be destructive, causing outages and property damage that require us to incur additional expenses. In addition, droughts can result in reduced water levels that could adversely affect operations at some of our power stations.

We are subject to complex governmental regulation that could adversely affect our operations. Our operations are subject to extensive federal, state and local regulation and require numerous permits, approvals and certificates from various governmental agencies. We must also comply with environmental legislation and associated regulations. Management believes that the necessary approvals have been obtained for our existing operations and that our business is conducted in accordance with applicable laws. However, new laws or regulations, the revision or reinterpretation of existing laws or regulations, or penalties imposed for non- compliance with existing laws or regulations may require us to incur additional expenses.

We could be subject to penalties as a result of mandatory reliability standards. As a result of Energy Policy Act of 2005, owners and operators of bulk power transmission systems, including Dominion, are subject to mandatory reliability standards enacted by the North American Electric Reliability Corporation and enforced by the Federal Energy Regulatory Commission. If we are found not to be in compliance with the mandatory reliability standards we could be subject to sanctions, including substantial monetary penalties.

Our costs of compliance with environmental laws are significant, and the cost of compliance with future environmental laws could adversely affect our cash flow and profitability. Our operations are subject to extensive federal, state and local environmental statutes, rules and regulations relating to air quality, water quality, waste management, natural resources, and health and safety. Compliance with these legal requirements requires us to commit significant capital toward permitting, emission fees, environmental monitoring, installation and operation of pollution control equipment and purchase of allowances and/or offsets. Additionally, we could be responsible for expenses relating to remediation and containment obligations, including at sites where we have been identified by a regulatory agency as a potentially responsible party. Under United States environmental laws, an entity designated as a potentially responsible party may be held jointly, severally and strictly liable for all such cost. Our expenditures relating to environmental compliance have been significant in the past, and we expect that they will remain significant in the future. Costs of compliance with environmental regulations could adversely affect our results of operations and financial position, especially if emission and/or discharge limits are tightened, more extensive permitting requirements are imposed, additional substances become regulated and the number and types of assets we operate increases. We cannot estimate our compliance costs with certainty due to our inability to predict the requirements and timing of implementation of any new environmental rules or regulations related to emissions. Other factors which affect our ability to predict our future environmental expenditures with certainty include the difficulty in estimating clean-up costs and quantifying liabilities under environmental laws that impose joint and several liability on all responsible parties.

If federal and/or state requirements are imposed on energy companies mandating further emission reductions, including limitations on carbon dioxide emissions, such requirements could make some of our electric generating units uneconomical to maintain or operate. Environmental advocacy groups, other organizations and some agencies are focusing considerable attention on carbon dioxide emissions from power generation facilities and their potential role in climate change. We expect that federal legislation, and possibly additional state legislation, may pass resulting in the imposition of limitations on greenhouse gas emissions from fossil fuel-fired electric generating units. Such limits could make certain of our electric generating units uneconomical to operate in the long term, unless there are significant improvements in the commercial availability and cost of carbon capture and sequestration technology. There are also potential impacts on our natural gas businesses as federal greenhouse gas legislation may require greenhouse gas emission reduction requirements from the natural gas sector. Several regions of the U.S. have moved forward with greenhouse gas regulations including regions where we have operations. For example, Massachusetts has implemented regulations requiring reductions in carbon dioxide emissions and the Regional Greenhouse Gas Initiative, a cap and trade program covering carbon dioxide emissions from power plants in the Northeast, will affect several of our facilities. In addition, a number of bills have been introduced in Congress that would require greenhouse gas emissions reductions from fossil fuel-fired electric generation facilities, natural gas facilities and other sectors of the economy, although none have yet been enacted. Compliance with these greenhouse gas emission reduction requirements may require us to commit significant capital toward carbon capture and sequestration technology, purchase of allowances and/or offsets, fuel switching, and/or retirement of high-emitting generation facilities and replacement with lower emitting generation facilities. The costs of compliance with expected greenhouse gas legislation are subject to significant uncertainties due to the outcome of several interrelated assumptions and variables, including timing of the implementation of rules, required levels of reductions, allocation requirements of the new rules, the maturation and commercialization of carbon capture and sequestration technology and associated regulations, and our selected compliance alternatives. As a result, we cannot estimate the effect of any such legislation on our results of operations, financial condition or our customers.

We are exposed to cost-recovery shortfalls because of capped base rates for our regulated electric utility. Under the Virginia Electric Utility Restructuring Act, as amended in 2004 and 2007 (Restructuring Act), our Virginia base rates remain capped through December 31, 2008. Although the Restructuring Act allows for the recovery of certain generation-related costs during the capped rates period, we remain exposed to numerous risks of cost-recovery shortfalls, such as costs related to hurricanes or other unanticipated events.

The rates charged to our Virginia jurisdictional customers by Virginia Electric and Power Company (Virginia Power) are subject to regulatory review. As a result of the Restructuring Act, commencing in 2009 the base rates of our electric utility company will be reviewed by the Virginia State Corporation Commission (Virginia Commission) under a modified cost-of-service model. Such rates will be set based on analyses of our electric utility’s costs and capital structures, as reviewed and approved in regulatory proceedings. Under the Restructuring Act, the Virginia Commission may, in a proceeding conducted in 2009, reduce rates or order a credit to customers if Virginia Power is deemed to have earnings during a 2008 test period which are more than 50 basis points above a return on equity level to be established by the Virginia Commission in that proceeding. After the initial rate case, the Virginia Commission will review Virginia Power’s rates biennially and may order a credit to its customers if Virginia Power is deemed to have earned more than 50 basis points above a return on equity level established by the Virginia Commission and may reduce rates if Virginia Power is found to have had earnings in excess of the established return on equity level during two consecutive biennial review periods.

Energy conservation could negatively impact our financial results. A number of regulatory and legislative bodies have introduced requirements and/or incentives to reduce energy consumption by certain dates. Conservation programs could impact our financial results in different ways. To the extent conservation resulted in reduced energy demand or significantly slowed the growth in demand, the value of our merchant generation, oil and gas exploration and production (E&P) assets and other unregulated business activities could be adversely impacted. In our regulated operations, conservation could negatively impact Dominion depending on the regulatory treatment of the associated impacts. Should we be required to invest in conservation measures that resulted in reduced sales from effective conservation, regulatory lag in adjusting rates for the impact of these measures could have a negative financial impact. We are unable to determine what impact, if any, conservation will have on our financial condition or results of operations.

Our merchant power business is operating in a challenging market, which could adversely affect our results of operations and future growth. The success of our merchant power business depends upon favorable market conditions as well as our ability to find buyers willing to enter into power purchase agreements at prices sufficient to cover operating costs. We attempt to manage these risks by entering into both short-term and long-term fixed price sales and purchase contracts and locating our assets in active wholesale energy markets. However, high fuel and commodity costs and excess capacity in the industry could adversely impact our results of operations.

There are risks associated with the operation of nuclear facilities. We operate nuclear facilities that are subject to risks, including the threat of terrorist attack and our ability to dispose of spent nuclear fuel, the disposal of which is subject to complex federal and state regulatory constraints. These risks also include the cost of and our ability to maintain adequate reserves for decommissioning, costs of replacement power, costs of plant maintenance and exposure to potential liabilities arising out of the operation of these facilities. We maintain decommissioning trusts and external insurance coverage to mitigate the financial exposure to these risks. However, it is possible that decommissioning costs could exceed the amount in our trusts or that costs arising from claims could exceed the amount of any insurance coverage.

The use of derivative instruments could result in financial losses and liquidity constraints. We use derivative instruments, including futures, swaps, forwards, options and financial transmission rights to manage our commodity and financial market risks. In addition, we purchase and sell commodity-based contracts primarily in the natural gas market for trading purposes. We could recognize financial losses on these contracts as a result of volatility in the market values of the underlying commodities or if the counterparty fails to perform under a contract. In the absence of actively-quoted market prices and pricing information from external sources, the valuation of these contracts involves management’s judgment or use of estimates. As a result, changes in the underlying assumptions or use of alternative valuation methods could affect the reported fair value of these contracts.

In addition, we use derivatives to hedge future sales of our merchant generation and gas production, which may limit the benefit we would otherwise receive from increases in commodity prices. These hedge arrangements generally include collateral requirements that require us to deposit funds or post letters of credit with counterparties to cover the fair value of covered contracts in excess of agreed upon credit limits. When commodity prices rise to levels substantially higher than the levels where we have hedged future sales, we may be required to use a material portion of our available liquidity and obtain additional liquidity to cover these collateral requirements. In some circumstances, this could have a compounding effect on our financial liquidity and results of operations.

Derivatives designated under hedge accounting to the extent not fully offset by the hedged transaction can result in ineffectiveness losses. These losses primarily result from differences in the location and specifications of the derivative hedging instrument and the hedged item and could adversely affect our results of operations.

Our operations in regards to these transactions are subject to multiple market risks including market liquidity, counterparty credit strength and price volatility. These market risks are beyond our control and could adversely affect our results of operations and future growth.

Our E&P business is affected by factors that cannot be predicted or controlled and that could damage facilities, disrupt production or reduce the book value of our assets. Factors that may affect our financial results include, but are not limited to: damage to or suspension of operations caused by weather, fire, explosion or other events at our or third-party gas and oil facilities, fluctuations in natural gas and crude oil prices, results of future drilling and well completion activities, our ability to acquire additional land positions in competitive lease areas, drilling cost pressures, operational risks that could disrupt production, drilling rig availability and geological and other uncertainties inherent in the estimate of gas and oil reserves.

Short-term market declines in the prices of natural gas and oil could adversely affect our financial results by causing a permanent write-down of our natural gas and oil properties as required by the full cost method of accounting. Under the full cost method, all direct costs of property acquisition, exploration and development activities are capitalized. If net capitalized costs exceed the present value of estimated future net revenues based on hedge-adjusted period-end prices from the production of proved gas and oil reserves (the ceiling test) at the end of any quarterly period, then a permanent write-down of the assets must be recognized in that period.

We may not complete plant construction or expansion projects that we commence, or we may complete projects on materially different terms or timing than initially anticipated and we may not be able to achieve the intended benefits of any such project, if completed. We have announced several plant construction and expansion projects and may consider additional plant construction and expansion projects in the future. We anticipate that we will be required to seek additional financing in the future to fund our current and future plant construction and expansion projects and we may not be able to secure such financing on favorable terms. In addition, we may not be able to complete the plant construction or expansion projects on time as a result of weather conditions, delays in obtaining or failure to obtain regulatory approvals, delays in obtaining key materials, labor difficulties, difficulties with partners or other factors beyond our control. With respect to our liquified natural gas and gas transmission pipeline operations, if we do not meet designated schedules for approval and construction of our plant and expansion projects, certain of our customers may have the right to terminate their precedent agreements relating to the expansion projects. Certain of our customers may also have the right to receive liquidated damages. Even if plant construction and expansion projects are completed, the total costs of the plant construction and expansion projects may be higher than anticipated and the performance of our business following the plant construction and expansion projects may not meet expectations. Additionally, regulators may disallow recovery of some of the costs of a plant or expansion project if they are deemed not to be prudently incurred. Any of these or other factors could adversely affect our ability to realize the anticipated benefits from the plant construction and expansion projects.

An inability to access financial markets could affect the execution of our business plan. Dominion and our subsidiary, Virginia Power, rely on access to short-term money markets, longer-term capital markets and banks as significant sources of liquidity for capital requirements and collateral requirements, primarily related to hedges of future sales of merchant generation and gas and oil production, not satisfied by the cash flows from our operations. Management believes that Dominion and Virginia Power will maintain sufficient access to these financial markets based upon current credit ratings. However, certain disruptions outside of our control may increase our cost of borrowing or restrict our ability to access one or more financial markets. Such disruptions could include an economic downturn, the bankruptcy of an unrelated energy company or changes to our credit ratings. Restrictions on our ability to access financial markets may affect our ability to execute our business plan as scheduled.

Market performance and other changes may decrease the value of decommissioning trust funds and benefit plan assets or increase our liabilities, which then could require significant additional funding. The performance of the capital markets affects the value of the assets that are held in trust to satisfy future obligations to decommission our nuclear plants and under our pension and postretirement benefit plans. We have significant obligations in these areas and hold significant assets in these trusts. These assets are subject to market fluctuation and will yield uncertain returns, which may fall below our projected return rates. A decline in the market value of the assets may increase the funding requirements of the obligations to decommission our nuclear plants and under our pension and postretirement benefit plans. Additionally, changes in interest rates affect the liabilities under our pension and postretirement benefit plans; as interest rates decrease, the liabilities increase, potentially requiring additional funding. Further, changes in demographics, including increased numbers of retirements or changes in life expectancy assumptions, may also increase the funding requirements of the obligations related to the pension benefit plans. If we are unable to successfully manage the decommissioning trust funds and benefit plan assets, our results of operation and financial position could be negatively affected.

Changing rating agency requirements could negatively affect our growth and business strategy. As of May 31, 2008, Dominion’s senior unsecured debt was rated A-, stable outlook, by Standard & Poor’s Ratings Services, a division of the McGraw- Hill Companies, Inc. (Standard & Poor’s); Baa2, stable outlook, by Moody’s Investors Service (Moody’s); and BBB+, stable outlook, by Fitch Ratings Ltd. (Fitch). In order to maintain our current credit ratings in light of existing or future requirements, we may find it necessary to take steps or change our business plans in ways that may adversely affect our growth and earnings per share. A reduction in Dominion’s credit ratings or the credit ratings of our Virginia Power subsidiary by Standard & Poor’s, Moody’s or Fitch could increase our borrowing costs and adversely affect operating results and could require us to post additional collateral in connection with some of our price risk management activities.

Potential changes in accounting practices may adversely affect our financial results. We cannot predict the impact that future changes in accounting standards or practices may have on public companies in general, the energy industry or our operations specifically. New accounting standards could be issued that could change the way we record revenues, expenses, assets and liabilities. These changes in accounting standards could adversely affect our reported earnings or could increase reported liabilities.

Failure to retain and attract key executive officers and other skilled professional and technical employees could have an adverse effect on our operations. Our business is dependent on our ability to recruit, retain and motivate employees. Competition for skilled employees in some areas is high and the inability to retain and attract these employees could adversely affect our business and future operating results.

Continued delays in the recovery of fuel costs at Virginia Power could negatively affect its cash flow, which could adversely affect our results of operations. Virginia Power has a statutory right to recover from customers all prudently incurred fuel costs through fuel factors which have been implemented in our Virginia and North Carolina jurisdictions. However, as a result of increasing fuel costs and a statutory limitation on the amount of fuel recovery that can be collected from Virginia jurisdictional customers in the July 1, 2007 through June 30, 2008 fuel factor period, Virginia Power has deferred a significant amount of fuel costs. Deferred recovery of fuel costs could have a negative impact on Virginia Power’s cash flow. The recent fluctuations in fuel prices may make it difficult to accurately predict fuel costs. In the future, if actual fuel costs incurred during the fuel factor period exceed the estimate of costs which the Virginia Commission has approved for recovery in that period, we will not have authority to recover the excess costs through fuel rates until the following year when a new factor is determined. To the extent that such deferrals occur, the resulting delays in the current recovery of fuel costs could negatively impact Virginia Power’s cash flow, which could adversely affect our results of operations.

DOMINION

Dominion, headquartered in Richmond, Virginia, is one of the nation’s largest producers and transporters of energy. Dominion also operates the nation’s largest natural gas storage network and serves retail energy customers in 11 states. As of March 31, 2008, we had approximately $39.0 billion in assets.

We currently manage our operations through three primary business segments that are designed to streamline operations and position us for long-term growth in the competitive marketplace by focusing on our electric and gas products and services. They are:

Dominion Energy—Dominion Energy manages our 14,000 miles of natural gas transmission, gathering and storage pipeline, and a 975 billion cubic foot natural gas storage network. This business segment includes our Ohio regulated natural gas distribution operations that serve approximately 1.2 million residential, commercial and industrial gas sales and transportation customers. Dominion Energy also operates our Cove Point, Maryland liquefied natural gas network. In addition, it oversees our natural gas production located in the Appalachian Basin and producer services, including aggregation of gas supply, market-based services related to gas transportation and storage and associated gas trading.

Dominion Generation—Dominion Generation manages our approximately 26,500 megawatt portfolio of merchant and regulated utility electric power generation and guides our generation growth strategy and energy trading and marketing activities associated with our generation assets. The generation mix is diversified and includes coal, nuclear, gas, oil, renewables and purchased power.

Our electric generation operations currently focus on serving customers in the energy intensive Northeast, Mid-Atlantic and Midwest regions of the United States. Our generation facilities are located in Connecticut, Illinois, Indiana, Massachusetts, North Carolina, Pennsylvania, Rhode Island, Virginia, West Virginia and Wisconsin.

Dominion Virginia Power—Dominion Virginia Power manages our regulated electric distribution and electric transmission operations in Virginia and northeastern North Carolina, as well as our nonregulated retail energy marketing and regulated and nonregulated customer service operations. Our regulated electric distribution operations serve approximately 2.4 million residential, commercial, industrial and governmental customer accounts in Virginia and northeastern North Carolina and our nonregulated retail energy marketing operations serve approximately 1.6 million customer accounts in the Northeast, Mid-Atlantic and Midwest.

In January 2008, Dominion and Equitable Resources, Inc. announced the termination of the agreement for the sale of The Peoples Natural Gas Company and Hope Gas, Inc., primarily due to continued delays in achieving final regulatory approvals. We are seeking other offers for the purchase of these utilities.

Principal Subsidiaries

Our principal direct, legal subsidiaries include Virginia Electric and Power Company, a regulated public utility that generates, transmits and distributes electricity for sale in Virginia and northeastern North Carolina, Dominion Energy, Inc., which is involved in merchant generation, energy marketing and price risk management activities and natural gas exploration and production in the Appalachian basin of the U.S., Dominion Transmission, Inc., which operates a regulated interstate natural gas transmission pipeline and underground storage system in the Northeast, mid-Atlantic and Midwest states and is engaged in the production, gathering and extraction of natural gas in the Appalachian basin, Virginia Power Energy Marketing, Inc., which provides fuel, gas supply management and risk management services to other Dominion affiliates and engages in energy trading activities, Dominion Exploration & Production, Inc., which explores for, develops and produces natural gas and oil in the Appalachian basin of the U.S., and The East Ohio Gas Company, our Ohio regulated natural gas distribution subsidiary.

For additional information about us, see WHERE YOU CAN FIND MORE INFORMATION on page S-3.

USE OF PROCEEDS

We intend to use the net proceeds from the sale of the Senior Notes for general corporate purposes including the repayment of short-term debt, which as of May 31, 2008 included a $1 billion borrowing under our $1.7 billion credit facility which is scheduled to be repaid on June 30, 2008 and bears interest at 2.865% per year and an aggregate of $1.6 billion in outstanding commercial paper with a weighted average yield of 2.88% per year and a weighted average maturity of approximately 13.7 days.

CAPITALIZATION

The table below shows our unaudited capitalization on a consolidated basis as of March 31, 2008.

The “As Adjusted for Previous Offering” column reflects our capitalization after giving effect to Virginia Power’s offering in April 2008 of $600,000,000 principal amount of its 2008 Series A 5.40% Senior Notes due 2018 and the use of the net proceeds.

The “As Adjusted for Concurrent Offering” column reflects our capitalization after giving effect to our concurrent offering of $300,000,000 2008 Series C Floating Rate Senior Notes due 2010 (the Concurrent Offering) which is expected to close simultaneously with this offering.

The “As Fully Adjusted” column reflects our capitalization after giving effect to the previous Virginia Power offering, this offering of Senior Notes and the Concurrent Offering and the intended use of the net proceeds from all of these offerings. You should read this table along with our audited financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2007, as well as the unaudited information presented in our most recent Quarterly Report on Form 10-Q filed for the quarter ended March 31, 2008. See WHERE YOU CAN FIND MORE INFORMATION on page S-3 and USE OF PROCEEDS on page S-15.

	(unaudited) March 31, 2008
	(in millions)
	Actual	As Adjusted for Previous Offering	As Adjusted For Concurrent Offering	As Fully Adjusted

Short-term debt(1)	$3,418	$3,223	$2,924	$2,033
Long-term debt:
Junior Subordinated Debentures payable to affiliated trusts	678	266	266	266
Junior Subordinated Notes	798	798	798	798
Other long-term debt	11,335	11,934	12,234	13,131

Total long-term debt(2)(3)	12,811	12,998	13,298	14,195
Subsidiary preferred stock not subject to mandatory redemption(4)	257	257	257	257
Total common shareholders’ equity	9,525	9,525	9,525	9,525

Total capitalization	$26,011	$26,003	$26,004	$26,010

(1)	Includes securities due within one year, which includes a $4.5 million deferred gain on fair value hedges.

(2)	Includes a $16.9 million deferred loss on fair value hedges.

(3)	Includes the effect of unamortized discount ($56.9 million) net of unamortized premium ($25.2 million).

(4)	Includes the effect of preferred stock issuance expenses ($1.9 million).

RATIO OF EARNINGS TO FIXED CHARGES

For purposes of this ratio, earnings are determined by adding distributed income of equity investees and fixed charges (excluding interest capitalized) to income before income taxes and minority interest after eliminating the equity in earnings or losses of equity investees. These earnings are then divided by total fixed charges. Fixed charges consist of interest charges (without reduction for Allowance for Funds Used During Construction) on long-term and short-term debt, interest capitalized, the portion of rental expense that is representative of the interest factor and preferred stock dividends of consolidated subsidiaries (grossed-up by a factor of pre-tax net income divided by net income).

The ratio of earnings to fixed charges for each of the periods indicated is as follows:

Three Months Ended March 31, 2008 (a)	Twelve Months Ended March 31, 2008 (b)	Years Ended December 31,
		2007 (c)	2006 (d)	2005 (e)	2004 (f)	2003 (g)
4.30	4.48	4.28	2.90	2.34	2.83	2.27

(a)	Earnings for the three months ended March 31, 2008 include a $62 million impairment charge related to a Dominion Capital, Inc. (DCI) investment and $26 million of impairment charges reflecting other-than-temporary declines in the fair value of securities held in merchant nuclear decommissioning trust funds, partially offset by a $3 million benefit related to other items. Excluding these items from the calculation would result in a higher ratio of earnings to fixed charges for the three months ended March 31, 2008.
(b)	Earnings for the twelve months ended March 31, 2008 include a $3.6 billion gain from the disposition of the majority of our U.S. exploration and production (E&P) operations, partially offset by $1 billion of charges related to the disposition which are comprised of $545 million related to the discontinuance of hedge accounting for certain gas and oil derivatives and subsequent changes in the fair value of these derivatives, $171 million primarily related to the settlement of volumetric production payment agreements, $242 million of charges related to the early retirement of debt, and $71 million of employee-related expenses. Earnings for the period also include a $387 million charge related to the impairment of the partially-completed Dresden generation facility; a $231 million charge due to the termination of a power sales agreement at our State Line generating facility; $149 million of impairment charges related to DCI assets; $52 million of impairment charges reflecting other-than-temporary declines in the fair value of securities held in nuclear decommissioning trust funds, and $55 million of charges related to other items. Fixed charges for the twelve months ended March 31, 2008 include $234 million of costs related to the early retirement of debt associated with our debt tender offer completed in July 2007. Excluding these items from the calculation would result in a lower ratio of earnings to fixed charges for the twelve months ended March 31, 2008.
(c)	Earnings for the twelve months ended December 31, 2007 include a $3.6 billion gain from the disposition of the majority of our U.S E&P operations, partially offset by $1 billion of charges related to the disposition which are comprised of $541 million related to the discontinuance of hedge accounting for certain gas and oil derivatives and subsequent changes in the fair value of these derivatives, $171 million primarily related to the settlement of volumetric production payment agreements, $242 million of charges related to the early retirement of debt, and $91 million of employee-related expenses. Earnings for the period also include a $387 million charge related to the impairment of the partially-completed Dresden generation facility; a $231 million charge due to the termination of a power sales agreement at our State Line generating facility; $88 million of impairment charges related to DCI assets; $48 million of charges related to litigation reserves, and $70 million of charges related to other items. Fixed charges for the twelve months ended December 31, 2007 include $234 million of costs related to the early retirement of debt associated with our debt tender offer completed in July 2007. Excluding these items from the calculation would result in a lower ratio of earnings to fixed charges for the twelve months ended December 31, 2007.
(d)	Earnings for the twelve months ended December 31, 2006 include $189 million of charges related to the planned sale of two natural gas distribution utilities, The Peoples Natural Gas Company and Hope Gas, Inc., including $166 million resulting from the write-off of certain regulatory assets, $90 million of impairment charges related to DCI assets, a $60 million charge due to an adjustment eliminating the application of hedge accounting related to certain interest rate swaps associated with our junior subordinated notes payable to affiliated trusts, a $27 million charge resulting from the termination of a pipeline project in West Virginia, a $26 million impairment charge resulting from a change in method of assessing other-than-temporary decline in the fair value of certain securities, $17 million of incremental charges related to hurricanes Katrina and Rita, and $9 million of net charges related to other items. Excluding these items from the calculation would result in a higher ratio of earnings to fixed charges for the twelve months ended December 31, 2006.
(e)

Earnings for the twelve months ended December 31, 2005 include a $423 million charge reflecting the de-designation of hedge contracts resulting from the delay of natural gas and oil production following Hurricanes Katrina and Rita, $73 million in charges resulting from the termination of certain long-term power purchase contracts, $21 million in net charges related to trading activities discontinued in 2004, including the Batesville long-term power-tolling contract divested in the second quarter of 2005 and other activities, $35 million of impairment charges related to DCI assets, a $76 million charge related to miscellaneous asset impairments, a $28 million charge related to expenses following Hurricanes Katrina and Rita and $5 million of charges related to other items. Excluding these items from the calculation would result in a higher ratio of earnings to fixed charges for the twelve months ended December 31, 2005.
(f)	Earnings for the twelve months ended December 31, 2004 include $76 million of impairment charges related to Dominion’s investment in and planned divestiture of DCI, a $23 million benefit associated with the disposition of certain assets held for sale, an $18 million benefit from the reduction of accrued expenses associated with Hurricane Isabel restoration activities, $96 million of losses related to the discontinuance of hedge accounting for certain oil hedges and subsequent changes in the fair value of those hedges during the third quarter following Hurricane Ivan, $71 million in charges resulting from the termination of certain long-term power purchase contracts, a $184 million charge related to the Batesville long-term power-tolling contract divested in the second quarter of 2005, and $22 million of charges related to net legal settlements and other items. Excluding these items from the calculation would result in a higher ratio of earnings to fixed charges for the twelve months ended December 31, 2004.
(g)	Earnings for the twelve months ended December 31, 2003 include a $134 million impairment of DCI assets, $28 million for severance costs related to workforce reductions, an $84 million impairment of certain assets held for sale, $197 million for restoration expenses related to Hurricane Isabel, a $105 million charge related to the termination of a power purchase contract, $64 million in charges for the restructuring and termination of certain electric sales contracts and a $144 million charge related to our investment in Dominion Telecom including impairments, the cost of refinancing, and reallocation of equity losses. Excluding these items from the calculation would result in a higher ratio of earnings to fixed charges for the twelve months ended December 31, 2003.

DESCRIPTION OF THE SENIOR NOTES

Set forth below is a description of the specific terms of the Senior Notes. The term “Senior Notes” includes both the Series A Senior Notes and Series B Senior Notes. This description supplements, and should be read together with, the description of the general terms and provisions of the Senior Debt Securities set forth in the accompanying base prospectus under the caption DESCRIPTION OF SENIOR DEBT SECURITIES and, to the extent it is inconsistent with the accompanying base prospectus, replaces the description in the accompanying base prospectus. The Senior Notes will be issued under an indenture dated as of June 1, 2000, between Dominion and The Bank of New York (successor to JPMorgan Chase Bank, N.A. (formerly known as The Chase Manhattan Bank)), as indenture trustee, as supplemented and amended from time to time by supplemental indentures, including by the Thirty–Fifth Supplemental Indenture, dated as of June 1, 2008, in the case of the Series A Senior Notes, and the Thirty-Sixth Supplemental Indenture, dated as of June 1, 2008, in the case of the Series B Senior Notes. The following description is not complete in every detail and is subject to, and is qualified in its entirety by reference to, the description of the Senior Debt Securities in the accompanying base prospectus, the Senior Indenture and the Thirty-Fifth and Thirty-Sixth Supplemental Indentures, as applicable. Capitalized terms used in this DESCRIPTION OF THE SENIOR NOTES that are not defined in this prospectus supplement have the meanings given to them in the accompanying base prospectus, the Senior Indenture or the Thirty-Fifth and Thirty-Sixth Supplemental Indentures, as applicable. In this DESCRIPTION OF THE SENIOR NOTES section, references to “Dominion,” “we,” “us” and “our” mean Dominion Resources, Inc., excluding any of its subsidiaries unless otherwise expressly stated or the context otherwise requires.

General

Each series of Senior Notes will be unsecured senior obligations of Dominion. The Series A Senior Notes will be initially limited in aggregate principal amount to $500,000,000. The Series B Senior Notes will be initially limited in aggregate principal amount to $400,000,000. We may, without the consent of the existing holders of the Senior Notes, issue additional notes having the same ranking and the same interest rate, maturity and other terms as either the Series A or Series B Senior Notes. Any additional notes having such similar terms, together with either the Series A or Series B Senior

Notes, as applicable, will constitute a single series of notes under the Senior Indenture.

The entire principal amount of the Series A Senior Notes will mature and become due and payable, together with any accrued and unpaid interest, on June 15, 2018. The entire principal amount of the Series B Senior Notes will mature and become due and payable, together with any accrued and unpaid interest, on June 15, 2038. The Senior Notes are not subject to any sinking fund provision. The Senior Notes are available for purchase in denominations of $1,000 and any greater integral multiple of $1,000.

Ranking

The Senior Notes are our direct, unsecured and unsubordinated obligations, will rank equally with all of our other senior unsecured debt, will be senior in right of payment to all of our subordinated indebtedness, and will be effectively subordinated to our secured debt, if any.

Because we are a holding company and conduct all of our operations through our subsidiaries, our ability to meet our obligations under the Senior Notes is dependent on the earnings and cash flows of those subsidiaries and the ability of those subsidiaries to pay dividends or to advance or repay funds to us. Holders of Senior Notes will generally have a junior position to claims of creditors of our subsidiaries, including trade creditors, debtholders, secured creditors, taxing authorities, guarantee holders and any preferred stockholders. As of March 31, 2008, Virginia Power had approximately 2.59 million issued and outstanding shares of preferred stock with an aggregate liquidation preference of $259 million. Additionally, as of March 31, 2008, our subsidiaries had approximately $5.9 billion of outstanding long-term debt (including securities due within one year).

The Senior Indenture contains no restrictions on the amount of additional indebtedness that we or our subsidiaries may incur. We and our subsidiaries expect to incur additional indebtedness from time to time.

Interest

Each Series A Senior Note will bear interest at the rate of 6.40% per year from the date of original issuance. Each Series B Senior Note will bear interest at the rate of 7.0% per year from the date of original issuance.

Interest is payable on each series of Senior Notes semi-annually in arrears on June 15 and December 15 of each year (each, an Interest Payment Date). The initial Interest Payment Date for each of the Series A and Series B Senior Notes is December 15, 2008.

The amount of interest payable will be computed on the basis of a 360-day year of twelve 30-day months. If any date on which interest is payable on the Senior Notes is not a business day, then payment of the interest payable on that date will be made on the next succeeding day which is a business day (and without any interest or other payment in respect of any delay), with the same force and effect as if made on such date.

So long as the Senior Notes remain in book-entry only form, the record date for each Interest Payment Date will be the close of business on the business day before the applicable Interest Payment Date. If the

Senior Notes are not in book-entry only form, the record date for each Interest Payment Date will be the close of business on the fifteenth calendar day before the applicable Interest Payment Date (whether or not a business day); however, interest payable at maturity or upon redemption will be paid to the person to whom principal is payable.

Optional Redemption

The Senior Notes are redeemable, in whole or in part at any time and at our option, at a redemption price equal to the greater of:

•	100% of the principal amount of Senior Notes then outstanding to be redeemed, or

•

the sum of the present values of the remaining scheduled payments of principal and interest (not including any portion of such payments of interest accrued as of the Redemption Date) discounted to the Redemption Date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate, plus 35 basis points in the case of the Series A Senior Notes and plus 40 basis points in the case of the Series B Senior Notes, as calculated by an Independent Investment Banker, plus accrued and unpaid interest to the Redemption Date.

“Adjusted Treasury Rate” means, with respect to any Redemption Date:

•

the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue related to the Senior Notes being redeemed (if no maturity is within three months before or after the Remaining Life (as defined below), yields for the two published maturities most closely corresponding to such Comparable Treasury Issue will be determined and the Adjusted Treasury Rate will be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month); or

•

if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of such Comparable Treasury Issue, calculated using a price for such Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such Redemption Date.

The Adjusted Treasury Rate will be calculated on the third business day preceding the Redemption Date.

“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Senior Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Senior Notes (Remaining Life).

“Comparable Treasury Price” for any Redemption Date means (1) the average of the Reference Treasury Dealer Quotations for the Redemption Date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if the Independent Investment Banker obtains fewer than five such Reference Treasury Dealer Quotations, the average of all such quotations.

“Independent Investment Banker” means any of Barclays Capital Inc., Citigroup Global Markets Inc., J.P. Morgan Securities Inc., and Merrill Lynch, Pierce, Fenner & Smith Incorporated, and their respective successors as selected by us, or if any such firm is unwilling or unable to serve as such, an independent investment and banking institution of national standing appointed by us.

“Reference Treasury Dealer” means:

•

Barclays Capital Inc., Citigroup Global Markets Inc., J.P. Morgan Securities Inc., and Merrill Lynch, Pierce, Fenner & Smith Incorporated, and their respective successors; provided that, if any such firm or its successors ceases to be a primary U.S. Government securities dealer in the United States (Primary Treasury Dealer), we will substitute another Primary Treasury Dealer; and

•	up to one other Primary Treasury Dealer selected by us.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any Redemption Date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue related to the Senior Notes being redeemed (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker at 5:00 p.m., New York City time, on the third business day preceding such Redemption Date.

We will mail a notice of redemption at least 20 days but not more than 60 days before the Redemption Date to each holder of Senior Notes to be redeemed. If we elect to partially redeem the Senior Notes of a particular series, the trustee will select in a fair and appropriate manner the Senior Notes to be redeemed.

Unless we default in payment of the redemption price, on and after the Redemption Date, interest will cease to accrue on the Senior Notes or portions thereof called for redemption.

Limitation on Liens

While any of the Senior Notes are outstanding, we are not permitted to create liens upon any Principal Property (as defined below) or upon any shares of stock of any Material Subsidiary (as defined below), which we now own or will own in the future, to secure any of our debt, unless at the same time we provide that the Senior Notes will also be secured by that lien on an equal and ratable basis. However, we are generally permitted to create the following types of liens:

(1)	purchase money liens on future property acquired by us; liens of any kind existing on property or shares of stock at the time they are acquired by us; conditional sales agreements and other title retention agreements on future property acquired by us (as long as none of those liens cover any of our other properties);

(2)	liens on our property or any shares of stock of any Material Subsidiary that existed as of the date the Senior Notes were first issued; liens on the shares of stock of any corporation, which liens existed at the time that corporation became a Material Subsidiary; certain liens typically incurred in the ordinary course of business;

(3)	liens in favor of the United States (or any State), any foreign country or any department, agency or instrumentality or political subdivision of those jurisdictions, to secure payments pursuant to any contract or statute or to secure any debt incurred for the purpose of financing the purchase price or the cost of constructing or improving the property subject to those liens, including, for example, liens to secure debt of the pollution control or industrial revenue bond type;

(4)	debt that we may issue in connection with a consolidation or merger of Dominion or any Material Subsidiary with or into any other company (including any of our affiliates or Material Subsidiaries) in exchange for secured debt of that company (Third Party Debt) as long as that debt (i) is secured by a mortgage on all or a portion of the property of that company, (ii) prohibits secured debt from being incurred by that company, unless the Third Party Debt is secured on an equal and ratable basis, or (iii) prohibits secured debt from being incurred by that company;

(5)	debt of another company that we must assume in connection with a consolidation or merger of that company, with respect to which any of our property is subjected to a lien;

(6)	liens on any property that we acquire, construct, develop or improve after the date the Senior Notes are first issued that are created before or within 18 months after the acquisition, construction, development or improvement of the property and secure the payment of the purchase price or related costs;

(7)	liens in favor of Dominion, our Material Subsidiaries or our wholly-owned subsidiaries;

(8)	the replacement, extension or renewal of any lien referred to above in clauses (1) through (7) as long as the amount secured by the liens or the property subject to the liens is not increased; and

(9)	any other lien not covered by clauses (1) through (8) above as long as immediately after the creation of the lien the aggregate principal amount of debt secured by all liens created or assumed under this clause (9) does not exceed 10% of our common shareholders’ equity.

When we use the term “lien” in this section, we mean any mortgage, lien, pledge, security interest or other encumbrance of any kind; “Material Subsidiary” means each of our subsidiaries whose total assets (as determined in accordance with GAAP) represent at least

20% of our total assets on a consolidated basis; and “Principal Property” means any of our plants or facilities located in the United States that in the opinion of our Board of Directors or management is of material importance to the business conducted by us and our consolidated subsidiaries taken as whole.

The Trustee

The trustee under the Senior Indenture is The Bank of New York (successor to JPMorgan Chase Bank, N.A. (formerly known as The Chase Manhattan Bank)). We and certain of our affiliates maintain deposit accounts and banking relationships with The Bank of New York. The Bank of New York also serves as trustee under other indentures under which securities of certain of our affiliates are outstanding.

BOOK-ENTRY PROCEDURES AND SETTLEMENT

Upon issuance, the Senior Notes will be represented by one or more fully registered global certificates. Each global certificate is deposited with the trustee on behalf of DTC as its custodian and is registered in the name of DTC or a nominee of DTC. DTC is thus the only registered holder of these securities.

The following is based on information furnished to us by DTC:

DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants (Direct Participants) deposit with DTC. DTC also facilitates the settlement among Direct Participants of sales and other securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Direct Participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (DTCC). DTCC, in turn, is owned by a number of Direct Participants of DTC and Members of the National Securities Clearing Corporation, Fixed Income Clearing Corporation, and Emerging Markets Clearing Corporation, as well as by the New York Stock Exchange, Inc., the American Stock Exchange LLC, and the Financial Industry Regulatory Authority, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks, trust companies and clearing companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (Indirect Participants). The rules applicable to DTC and its Direct and Indirect Participants are on file with the SEC.

Purchases of securities under the DTC system must be made by or through Direct Participants, who will receive a credit for the securities on DTC’s records. The ownership interest of each actual purchaser of each security (Beneficial Owner) is in turn to be recorded on the Direct and Indirect Participants’ records. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the securities are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in securities, except in the event that use of the book-entry system for the securities is discontinued.

To facilitate subsequent transfers, all securities deposited by Direct Participants with the trustee on behalf of DTC are registered in the name of DTC’s partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of securities with DTC and their registration in the name of Cede & Co. or such other nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the securities; DTC’s records reflect only the identity of the Direct Participants to whose accounts such securities are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Neither DTC nor Cede & Co. (nor any other DTC nominee) will consent or vote with respect to the securities. Under its usual procedures, DTC mails an omnibus proxy to the Company as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts the securities are credited on the record date (identified in a listing attached to the omnibus proxy).

Principal and interest payments on the securities will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit Direct Participants’ accounts, upon DTC’s receipt of funds and corresponding detail information from the Company or its agent on the payable date in accordance with their respective holdings shown on DTC’s records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such Participant and not of DTC, the Company or the trustee, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is the responsibility of the Company or its agent, disbursement of such payments to Direct Participants will be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners will be the responsibility of Direct and Indirect Participants.

DTC may discontinue providing its services as securities depository with respect to the

Senior Notes at any time by giving reasonable notice to the Company or the trustee. Under such circumstances, if a successor securities depository is not obtained, security certificates are required to be printed and delivered.

The Company may decide to discontinue use of the system of book-entry only transfers through DTC (or a successor securities depository). In that event, security certificates will be printed and delivered to DTC.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof.

We have no responsibility for the performance by DTC or its Participants of their respective obligations as described in this prospectus or under the rules and procedures governing their respective operations.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

This discussion summarizes certain U.S. federal income tax considerations relating to the Senior Notes applicable to Non-U.S. Holders (as defined below). This discussion is based on interpretations of the Internal Revenue Code of 1986, as amended (the Code), Treasury regulations issued thereunder, and rulings and decisions currently in effect (or in some cases proposed), all of which are subject to change. Any such change may be applied retroactively and may adversely affect the U.S. federal income tax consequences described herein. This discussion does not deal with all of the U.S. federal income tax consequences that may be relevant to particular investors who are not Non-U.S. Holders or to investors subject to special treatment under U.S. federal income tax laws, nor does it deal with the tax consequences under the laws of any foreign, state or local taxing jurisdictions. Accordingly, prospective investors are urged to consult their own tax advisers with respect to the U.S. federal, state and local tax consequences of investing in the Senior Notes, as well as any consequences arising under the laws of any other taxing jurisdiction to which they may be subject.

As used in this discussion, the term “Non-U.S. Holder” means a beneficial owner of Senior Notes that is, for U.S. federal income tax purposes:

•	a nonresident alien individual (but not a United States expatriate),

•	a foreign corporation other than a controlled foreign corporation or a passive foreign investment company,

•	an estate whose income is not subject to U.S. federal income tax on a net income basis, or

•

a trust if no court within the United States is able to exercise primary jurisdiction over its administration or if no United States persons have the authority to control all of its substantial decisions.

Interest payments on the Senior Notes to Non-U.S. Holders will not be subject to U.S. federal income or withholding tax if the following conditions are satisfied:

•	the Non-U.S. Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of the Company’s stock entitled to vote,

•	the Non-U.S. Holder is not a controlled foreign corporation for U.S. federal income tax purposes that is related to the Company through actual or constructive ownership,

•	the Non-U.S. Holder is not a bank whose receipt of interest on the Senior Notes is described in Section 881(c)(3)(A) of the Code, and

•

the payments are not effectively connected with a trade or business conducted by the Non-U.S. Holder in the United States and either (a) the Non-U.S. Holder provides a correct, complete and executed IRS Form W-8BEN, Form W-8EXP or Form W-8IMY (or successor form) with all of the attachments required by the IRS, or (b) the Non-U.S. Holder holds its Senior Notes through a qualified intermediary (generally a foreign financial institution or clearing organization or a non-U.S. branch or office of a U.S. financial institution or clearing organization that is a party to a withholding agreement with the IRS) which has provided an IRS Form W-8IMY stating that it is a qualified intermediary and has received documentation upon which it can rely to treat the payment as made to a foreign person.

If the conditions described above are not satisfied, interest on the Senior Notes will be subject to a 30% withholding tax when paid, unless an income tax treaty reduces or eliminates the tax or the interest is effectively connected with the conduct of a U.S. trade or business and the Non-U.S. Holder provides a correct, complete and executed IRS Form W-8ECI. In the latter event, Non-U.S. Holders will generally be subject to U.S. federal income tax with respect to all income from the Senior Notes in the same manner as U.S. holders. In addition, Non-U.S. Holders that are corporations could be subject to a branch profits tax on such income.

In general, gain realized on the sale, exchange or retirement of the Senior Notes by a Non-U.S. Holder will not be subject to U.S. federal income tax, unless:

•

the gain with respect to the Senior Notes is effectively connected with a trade or business conducted by the Non-U.S. Holder in the United States, in which case the gain will be taxed in the same manner as interest that is effectively connected to such trade or business, or

•

the Non-U.S. Holder is a nonresident alien individual who holds the Senior Notes as a capital asset and is present in the United States for more than 182 days in the taxable year of the sale or other disposition of the Senior Notes and certain other conditions are satisfied.

Backup withholding will not be required with respect to interest paid to Non-U.S. Holders, so long as the Company has received from the Non-U.S. Holder a correct and complete IRS Form W-8BEN, Form W-8ECI, Form W-8EXP or Form W-8IMY (or successor form) with all of the attachments required by the IRS. Interest paid to a Non-U.S. Holder will be reported on IRS Form 1042-S, which is filed with the IRS and sent to Non-U.S. Holders.

Information reporting and backup withholding may apply to the proceeds of a sale of Senior Notes by a Non-U.S. Holder made within the United States or conducted through certain U.S. related financial intermediaries, unless the Company receives one of the IRS tax forms described above.

Backup withholding is not an additional tax and may be refunded (or credited against U.S. federal income tax liability, if any), provided that the required information is furnished to the IRS. The information reporting requirements may apply regardless of whether withholding is required. For Non-U.S. Holders, copies of the information returns reporting such interest and withholding also may be made available to the tax authorities in the country in which a Non-U.S. Holder is a resident under the provisions of an applicable income tax treaty or agreement.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement, dated the date of this prospectus supplement (Underwriting Agreement), the underwriters named below have severally agreed to purchase, and we have agreed to sell to them, the principal amount of the Senior Notes set forth opposite their names below:

Name	Principal Amount of the Series A Senior Notes
Barclays Capital Inc.	$100,000,000
Citigroup Global Markets Inc.	100,000,000
J.P. Morgan Securities Inc.	100,000,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	100,000,000
Credit Suisse Securities (USA) LLC	20,000,000
KeyBanc Capital Markets Inc.	20,000,000
UBS Securities LLC	20,000,000
BNP Paribas Securities Corp.	10,000,000
Lazard Capital Markets LLC	10,000,000
Mizuho Securities USA Inc.	10,000,000
Scotia Capital (USA) Inc.	10,000,000

$500,000,000

Name	Principal Amount of the Series B Senior Notes
Barclays Capital Inc.	$80,000,000
Citigroup Global Markets Inc.	80,000,000
J.P. Morgan Securities Inc.	80,000,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	80,000,000
Credit Suisse Securities (USA) LLC	16,000,000
KeyBanc Capital Markets Inc.	16,000,000
UBS Securities LLC	16,000,000
BNP Paribas Securities Corp.	8,000,000
Lazard Capital Markets LLC	8,000,000
Mizuho Securities USA Inc.	8,000,000
Scotia Capital (USA) Inc.	8,000,000

$400,000,000

Barclays Capital Inc., Citigroup Global Markets Inc., J.P. Morgan Securities Inc., and Merrill Lynch, Pierce, Fenner & Smith Incorporated, are acting as joint book-running managers in connection with the offering of the Senior Notes.

The Underwriting Agreement provides that the obligation of the several underwriters to purchase and pay for the Senior Notes is subject to, among other things, the approval of certain legal matters by their counsel and certain other conditions. The underwriters are obligated to take and pay for all of the Senior Notes if any are taken.

The underwriters initially propose to offer part of each series of the Senior Notes directly to the public at the public offering prices set forth on the cover page of this prospectus supplement and part to certain dealers at a price that represents a concession not in excess of 0.40% of the principal amount of the Series A Senior Notes and 0.50% of the principal amount of the Series B Senior Notes. The underwriters may allow, and any such dealers may reallow, a concession to certain other dealers not to exceed 0.25% of the principal amount of the Series A Senior Notes and 0.25% of the principal amount of the Series B Senior Notes. After the initial offering of each the Series A and Series B Senior Notes, the offering prices and other selling terms may from time to time be varied by the underwriters.

We estimate that the total expenses of the offerings, not including the underwriting discount, will be approximately $150,000.

We have agreed to indemnify each of the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

We do not intend to apply for listing of either series of Senior Notes on a national securities exchange or for quotation on any automated quotation system, but have been advised by the underwriters that they intend to make a market in the Senior Notes. The underwriters are not obligated, however, to do so and may discontinue their market making at any time without notice. No assurance can be given as to the development, maintenance or liquidity of the trading market for the Senior Notes.

In order to facilitate the offering of the Senior Notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the prices of the Senior Notes. Specifically, the underwriters may overallot in connection with the offering, creating a short position in the Senior Notes for the underwriters. In addition, to cover overallotments or to stabilize the prices of the Senior Notes, the underwriters may bid for, and purchase, the Senior Notes in the open market. Finally, the underwriters may reclaim selling concessions allowed to a dealer for distributing the Senior Notes in the offering, if they repurchase previously distributed Senior Notes in transactions to cover short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price for the Senior Notes above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

The underwriters and their affiliates have, from time to time, performed, and currently perform and may in the future perform various investment or commercial banking, lending, trust and financial advisory services for us and our affiliates in the ordinary course of business. Some of the underwriters or their affiliates may receive a portion of the net proceeds of this offering. See USE OF PROCEEDS on page S-15. If more than 10% of the net proceeds of this offering is to be paid to the underwriters or their affiliates, the NASD Conduct Rules require that the offering be conducted by the underwriters in compliance with NASD Rule 2710(h).

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (as defined below), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that member state it has not made and will not make an offer of Senior Notes to the public in that member state prior to the publication of a prospectus in relation to the Senior Notes which has been approved by the competent authority in that member state or, where appropriate, approved in another member state and notified to the competent authority in that member state, all in accordance with the Prospectus Directive, except that it may, with effect from and including such date, make an offer of Senior Notes to the public in that member state at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the above, the expression an “offer of Senior Notes to the public” in relation to any Senior Notes in any member state means the communication in any form and by any means of sufficient information on the terms of the offer and the Senior Notes to be offered so as to enable an investor to decide to acquire the Senior Notes, as the same may be varied in that member state by any measure implementing the Prospectus Directive in that member state and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each member state.

Each underwriter has represented and agreed that it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000) received by it in connection with the issue or sale of the Senior Notes in circumstances in which Section 21(1) of such act does not apply to us and it has complied and will comply with all applicable provisions of such act with respect to anything done by it in relation to the Senior Notes in, from or otherwise involving the United Kingdom.

The Senior Notes may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong); (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder; or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the Senior Notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Senior Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

The Senior Notes have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any Senior Notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Senior Notes may not be circulated or distributed, nor may the Senior Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the SFA), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Senior Notes are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the Senior Notes under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Lazard Capital Markets LLC (Lazard Capital Markets) has entered into an agreement with Mitsubishi UFJ Securities (USA), Inc. (MUS(USA)) pursuant to which MUS(USA) provides certain advisory and/or other services to Lazard Capital Markets, including in respect of this offering. In return for the provision of such services by MUS(USA) to Lazard Capital Markets, Lazard Capital Markets will pay to MUS(USA) a mutually agreed upon fee.

LEGAL MATTERS

Certain legal matters in connection with the offering of the Senior Notes will be passed upon for us by McGuireWoods LLP, and for the underwriters by Troutman Sanders LLP, which also performs certain legal services for us and our other affiliates on other matters.

EXPERTS

The consolidated financial statements as of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007, incorporated by reference in this prospectus, and the effectiveness of Dominion Resources, Inc.’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated by reference herein, which reports (1) express an unqualified opinion on the consolidated financial statements (and include an explanatory paragraph relating to the adoption of new accounting standards) and (2) express an unqualified opinion on the effectiveness of internal control over financial reporting and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

PROSPECTUS

DOMINION RESOURCES, INC.

120 Tredegar Street

Richmond, Virginia 23219

(804) 819-2000

Senior Debt Securities

From time to time, we may offer and sell our senior debt securities. The senior debt securities we may offer may be convertible into or exercisable or exchangeable for other senior debt securities or other securities of the Company.

We will file prospectus supplements and may provide other offering materials that furnish specific terms of the securities to be offered under this prospectus. The terms of the securities will include the initial offering price, aggregate amount of the offering, listing on any securities exchange or quotation system, investment considerations and the agents, dealers or underwriters, if any, to be used in connection with the sale of the securities. You should read this prospectus and any supplement or other offering materials carefully before you invest.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus is dated February 13, 2006.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (SEC) using a shelf registration process. Under this shelf process, we may, from time to time, sell any of the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement or other offering materials that will contain specific information about the terms of that offering. Material United States federal income tax considerations applicable to the offered securities will also be discussed in the applicable prospectus supplement or other offering materials as necessary. The prospectus supplement or other offering materials may also add, update or change information contained in this prospectus. You should read this prospectus, any prospectus supplement or other offering materials together with additional information described under the heading WHERE YOU CAN FIND MORE INFORMATION. When we use the terms “we,” “our,” “us,” “Dominion” or the “Company” in this prospectus, we are referring to Dominion Resources, Inc. You should rely only on the information incorporated by reference or provided in this prospectus, any prospectus supplement or other offering materials. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus, any prospectus supplement or other offering materials is accurate as of any date other than the date on the front of those documents.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, and other information with the SEC. Our file number with the SEC is 001-08489. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. You may also read and copy these documents at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 while we are making offerings using this prospectus:

•	Annual Report on Form 10-K for the year ended December 31, 2004;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005; and

•

Current Reports on Form 8-K filed January 4, 2005, January 27, 2005, March 3, 2005, April 26, 2005, May 18, 2005, May 31, 2005, June 17, 2005, July 12, 2005, August 18, 2005, September 6, 2005, September 26, 2005, December 15, 2005, December 16, 2005, January 13, 2006, and January 26, 2006.

You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

    Corporate Secretary

    Dominion Resources, Inc.

    120 Tredegar Street

    Richmond, Virginia 23219

    (804) 819-2000

SAFE HARBOR AND CAUTIONARY STATEMENTS

This prospectus or other offering materials may contain or incorporate by reference forward-looking statements. Examples include discussions as to our expectations, beliefs, plans, goals, objectives and future financial or other performance. These statements, by their nature, involve estimates, projections, forecasts and uncertainties that could cause actual results or outcomes to differ substantially from those expressed in the forward-looking statements. Factors that could cause actual results to differ from those in the forward-looking statements may accompany the statements themselves; generally applicable factors that could cause actual results or outcomes to differ from those expressed in the forward-looking statements will be discussed in our reports on Forms 10-K, 10-Q and 8-K incorporated by reference herein and in prospectus supplements and other offering materials.

By making forward-looking statements, we are not intending to become obligated to publicly update or revise any forward-looking statements whether as a result of new information, future events or other changes. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as at their dates.

THE COMPANY

Dominion is a fully integrated gas and electric energy holding company headquartered in Richmond, Virginia. As of September 30, 2005, we had approximately $55.6 billion in assets.

We manage our operations through four primary business lines that integrate our electric and gas services, streamline operations, and position us for long-term growth in the competitive marketplace:

Dominion Delivery—Dominion Delivery manages our regulated electric and gas distribution systems serving approximately 4.0 million customer accounts and our customer service operations. Our electric distribution operations serve residential, commercial, industrial and governmental customers in Virginia and northeastern North Carolina. Gas distribution operations serve residential, commercial and industrial gas sales and transportation customers in Ohio, Pennsylvania and West Virginia. Dominion Delivery also operates our nonregulated retail energy marketing business serving approximately 1.1 million customer accounts in the Northeast, Mid-Atlantic and Midwest and manages 200 billion cubic feet of natural gas storage in Ohio and Pennsylvania.

Dominion Energy—Dominion Energy manages our 7,900 miles of gas transmission pipeline, our 6,000 miles of electric transmission lines, an approximately 760 billion cubic foot natural gas storage network and our Cove Point, Maryland liquefied natural gas facility. It oversees certain natural gas production located in the Appalachian Basin and producer services, including aggregation of gas supply, market-based services related to gas transportation and storage and associated gas trading.

Dominion Exploration & Production—Dominion Exploration & Production manages our onshore and offshore oil and gas exploration and production activities. With approximately 5.9 trillion cubic feet of proved natural gas reserves and, under normal conditions, approximately 1.2 billion cubic feet equivalent of daily production, Dominion Exploration & Production is one of the nation’s largest independent oil and gas operators. We operate offshore on the outer continental shelf and deepwater areas of the Gulf of Mexico and onshore in western Canada, the Appalachian Basin, the Permian Basin, the Mid-Continent Region and other selected regions in the continental United States.

Dominion Generation—Dominion Generation manages our approximately 28,100 megawatt portfolio of electric power generation and guides our generation growth strategy and energy trading and marketing activities associated with optimization of our generation assets. The generation mix is diversified and includes coal, nuclear, gas, oil, hydro and purchased power. Our strategy for our electric generation operations focuses on serving customers in the MAIN-to-Maine region. Our generation facilities are located in Connecticut, Illinois, Indiana, Massachusetts, North Carolina, Ohio, Pennsylvania, Rhode Island, Virginia, West Virginia and Wisconsin.

Principal Subsidiaries

Dominion’s principal direct, legal subsidiaries include Virginia Electric and Power Company (Dominion Virginia Power), a regulated public utility engaged in the generation, transmission, distribution and sale of electric energy in Virginia and northeastern North Carolina, Consolidated Natural Gas Company (CNG), an oil and gas producer, and a transporter, distributor and retail marketer of natural gas serving customers in the Northeast, the Mid-Atlantic and the Midwest, Dominion Energy, Inc., which is involved in merchant electric generation, energy trading and marketing and natural gas exploration and production and Virginia Power Energy Marketing, which provides fuel and risk management services to Dominion Virginia Power and engages in price risk management activities on behalf of other Dominion Subsidiaries.

Other

For additional information about us, see WHERE YOU CAN FIND MORE INFORMATION in this prospectus.

USE OF PROCEEDS

Unless otherwise indicated in the applicable prospectus supplement or other offering materials, we will use the net proceeds from the sale of securities to meet a portion of the general capital requirements of the Company, including the refinancing of our outstanding debt including our commercial paper and for other general corporate purposes.

RATIO OF EARNINGS TO FIXED CHARGES

For purposes of this ratio, earnings are determined by adding distributed income of equity investees and fixed charges (excluding interest capitalized) to income before income taxes and minority interest after eliminating the equity in earnings or losses of equity investees. These earnings are then divided by total fixed charges. Fixed charges consist of interest charges (without reduction for Allowance for Funds Used During Construction) on long-term and short-term debt, interest capitalized, the portion of rental expense that is representative of the interest factor and preferred stock dividends of consolidated subsidiaries (grossed-up by a factor of pre-tax net income divided by net income).

The ratio of earnings to fixed charges for each of the periods indicated is as follows:

9 Months Ended Septem- ber 30, 2005[1]	12 Months Ended Septem- ber 30, 2005[2]
		Years Ended December 31,
		2004[3]	2003[4]	2002	2001[5]	2000[6]
2.33	2.28	2.78	2.29	2.82	1.82	1.56

[1]

Earnings for the nine months ended September 30, 2005 include $567 million in charges related to the impacts of Hurricanes Katrina and Rita, primarily reflecting the de-designation of hedge contracts resulting from the delay of natural gas and oil production following the hurricanes, a $77 million charge related to the termination of a power purchase contract, $21 million in net charges connected to trading activities discontinued in 2004, including the Batesville long-term power-tolling contract divested in the second quarter of 2005, and other activities, and $16 million in impairment charges related to Dominion Capital, Inc. assets. Excluding these items from the calculation would result in a higher ratio of earnings to fixed charges for the nine months ended September 30, 2005.

[2]

Earnings for the twelve months ended September 30, 2005 include $567 million in charges related to the impacts of Hurricanes Katrina and Rita, primarily reflecting the de-designation of hedge contracts resulting from the delay of natural gas and oil production following the hurricanes, $179 million in charges resulting from the termination of certain long-term power purchase contracts, $25 million of impairment charges related to Dominion’s investment in and planned divestiture of Dominion Capital, Inc., a $198 million charge related to Dominion’s divestiture of its interest in a long-term power tolling contract, a $10 million charge related to the sale of natural gas and oil production assets in British Columbia, and $14 million of charges related to other items. Excluding these items from the calculation would result in a higher ratio of earnings to fixed charges for the twelve months ended September 30, 2005.

[3]

Earnings for the twelve months ended December 31, 2004 include $76 million of impairment charges related to Dominion’s investment in and planned divestiture of Dominion Capital, Inc., a $23 million benefit associated with the disposition of certain assets held for sale, an $18 million benefit from the reduction of accrued expenses associated with Hurricane Isabel restoration activities, $96 million of losses related to the discontinuance of hedge accounting for certain oil hedges and subsequent changes in the fair value of those hedges during the third quarter following Hurricane Ivan, $71 million in charges resulting from the termination of certain long-term power purchase contracts, a $184 million charge related to the valuation of Dominion’s interest in a long-term power tolling contract, a $10 million charge related to the sale of natural gas and oil production assets in British Columbia, and $27 million of charges related to net legal settlements and other items. Excluding these items from the calculation would result in a higher ratio of earnings to fixed charges for the twelve months ended December 31, 2004.

[4]

Earnings for the twelve months ended December 31, 2003 include a $134 million impairment of Dominion Capital, Inc. assets, $28 million for severance costs related to workforce reductions, an $84 million impairment of certain assets held for sale, $197 million for restoration expenses related to Hurricane Isabel, a $105 million charge related to the termination of a power purchase contract, $64 million in charges for the restructuring and termination of certain electric sales contracts, and a $144 million charge related to our investment in Dominion Telecom, Inc. including impairments, the cost of refinancings, and reallocation of equity losses. Excluding these items from the calculation would result in a higher ratio of earnings to fixed charges for the twelve months ended December 31, 2003.

[5]

Earnings for the twelve months ended December 31, 2001 include $220 million related to the cost of the buyout of power purchase contracts and non-utility generating plants previously serving the company under long-term contracts, a $40 million loss associated with the divestiture of Saxon Capital Inc., a $281 million write-down of Dominion Capital, Inc. assets, a $151 million charge associated with Dominion’s estimated Enron-related exposure, and a $105 million charge associated with a senior management restructuring initiative and related costs. Excluding these items from the calculation above would result in a higher ratio of earnings to fixed charges for the twelve months ended December 31, 2001.

[6]

Earnings for the twelve months ended December 31, 2000 include $579 million in restructuring and other acquisition-related costs resulting from the CNG acquisition and a write-down at Dominion Capital, Inc. Excluding these items from the calculation above would result in a higher ratio of earnings to fixed charges for the twelve months ended December 31, 2000.

DESCRIPTION OF SENIOR DEBT SECURITIES

We will issue the Senior Debt Securities (also referred to in this prospectus as Debt Securities) in one or more series under our Senior Indenture dated as of June 1, 2000 between us and JPMorgan Chase Bank, N.A. (formerly known as The Chase Manhattan Bank), as trustee, as supplemented from time to time. We have summarized selected provisions of the Senior Indenture below. The Senior Indenture has been filed as an exhibit to the registration statement, and you should read the Senior Indenture for provisions that may be important to you. In the summary below, we have included references to section numbers of the Senior Indenture so that you can easily locate these provisions. Capitalized terms used in this description have the meanings specified in the Senior Indenture.

General

The Senior Debt Securities will be our direct, unsecured obligations and will rank equally with all of our other senior and unsubordinated debt.

Because we are a holding company that conducts all of our operations through our subsidiaries, our ability to meet our obligations under the Debt Securities is dependent on the earnings and cash flows of those subsidiaries and the ability of those subsidiaries to pay dividends or to advance or repay funds to us. Holders of Debt Securities will generally have a junior position to claims of creditors of our subsidiaries, including trade creditors, debtholders, secured creditors, taxing authorities, guarantee holders and any preferred stockholders. As of September 30, 2005, Dominion Virginia Power had approximately 2.59 million issued and outstanding shares of preferred stock. In addition to trade debt, all of our operating subsidiaries have ongoing corporate debt programs used to finance their business activities. As of September 30, 2005, our subsidiaries had approximately $9.1 billion of outstanding long-term debt (including securities due within one year).

The Senior Indenture does not limit the amount of Debt Securities that we may issue under it. We may issue Debt Securities from time to time under the Senior Indenture in one or more series by entering into supplemental indentures or by our Board of Directors or a duly authorized committee authorizing the issuance. A form of supplemental indenture to the Senior Indenture is an exhibit to the registration statement.

The Senior Indenture does not protect the holders of Debt Securities if we engage in a highly leveraged transaction.

Provisions of a Particular Series

The Debt Securities of a series need not be issued at the same time, bear interest at the same rate or mature on the same date. Unless otherwise provided in the terms of a series, a series may be reopened, without notice to or consent of any holder of outstanding Debt Securities, for issuances of additional Debt Securities of that series. The prospectus supplement or other offering materials for a particular series of Debt Securities will specify the terms of that series, including, if applicable, some or all of the following:

•	the title and type of the Debt Securities;

•	the total principal amount of the Debt Securities;

•	the portion of the principal payable upon acceleration of maturity, if other than the entire principal;

•	the date or dates on which principal is payable or the method for determining the date or dates, and any right that we have to change the date on which principal is payable;

•	the interest rate or rates, if any, or the method for determining the rate or rates, and the date or dates from which interest will accrue;

•	any interest payment dates and the regular record date for the interest payable on each interest payment date, if any;

•	any payments due if the maturity of the Debt Securities is accelerated;

•	any optional redemption terms or any other repayment terms;

•	any provisions that would obligate us to repurchase or otherwise redeem the Debt Securities, or any sinking fund provisions;

•	the currency in which payments will be made if other than U.S. dollars, and the manner of determining the equivalent of those amounts in U.S. dollars;

•

if payments may be made, at our election or at the holder’s election, in a currency other than that in which the Debt Securities are stated to be payable, then the currency in which those payments may be made, the terms and conditions of the election and the manner of determining those amounts;

•	any index or formula used for determining principal, interest, or premium, if any;

•	the percentage of the principal amount at which the Debt Securities will be issued, if other than 100% of the principal amount;

•

whether the Debt Securities are to be issued in fully registered certificated form or in book-entry form represented by certificates deposited with, or on behalf of, a securities depositary and registered in the name of the depositary’s nominee (Book-Entry Debt Securities);

•	denominations, if other than $1,000 each or multiples of $1,000;

•	any changes to events of defaults or covenants; and

•	any other terms of the Debt Securities. (Sections 201 & 301 of the Senior Indenture.)

The prospectus supplement or other offering materials will also indicate any special tax implications of the Debt Securities and any provisions granting special rights to holders when a specified event occurs.

Conversion or Redemption

No Debt Security will be subject to conversion, amortization, or redemption, unless otherwise provided in the applicable prospectus supplement or other offering materials. Any provisions relating to the conversion or redemption of Debt Securities will be set forth in the applicable prospectus supplement or other offering materials, including whether conversion is mandatory or at our option. If no redemption date or redemption price is indicated with respect to a Debt Security, we cannot redeem the Debt Security before the Stated Maturity. Debt Securities subject to redemption by us will be subject to the following terms:

•	redeemable on and after the applicable redemption dates;

•	redemption dates and redemption prices fixed at the time of sale and set forth on the Debt Security; and

•

redeemable in whole or in part (provided that any remaining principal amount of the Debt Security will be equal to an authorized denomination) at our option at the applicable redemption price, together with interest, payable to the date of redemption, on notice given not more than 60 nor less than 20 days before the date of redemption. (Section 1104 of the Senior Indenture.)

We will not be required to:

•	issue, register the transfer of, or exchange any Debt Securities of a series during the period beginning 15 days before the date the notice is mailed identifying the Debt Securities of that series that have been selected for redemption; or

•

register the transfer of, or exchange any Debt Security of that series selected for redemption except the unredeemed portion of a Debt Security being partially redeemed. (Section 305 of the Senior Indenture.)

Repayment at the Option of the Holder; Repurchases by the Company

We must repay the Debt Securities at the option of the Holders before the Stated Maturity Date only if specified in the applicable prospectus supplement or other offering materials. Unless otherwise provided in the prospectus supplement or other offering materials, the Debt Securities subject to repayment at the option of the Holder will be subject to repayment:

•	on the specified Repayment Dates; and

•	at a repayment price equal to 100% of the unpaid principal amount to be repaid, together with unpaid interest accrued to the Repayment Date. (Section 1302 of the Senior Indenture.)

For any Senior Debt Security to be repaid, the Trustee must receive, at its office maintained for that purpose in the Borough of Manhattan, New York City not more than 60 nor less than 30 calendar days before the date of repayment:

•	in the case of a certificated Senior Debt Security, the certificated Senior Debt Security and the form in the Senior Debt Security entitled Option of Holder to Elect Purchase duly completed; or

•

in the case of a book-entry Senior Debt Security, instructions to that effect from the beneficial owner to the securities depositary and forwarded by the securities depositary. Exercise of the repayment option by the Holder will be irrevocable. (Section 1303 of the Senior Indenture)

Only the securities depositary may exercise the repayment option in respect of beneficial interests in the book-entry Senior Debt Securities. Accordingly, beneficial owners that desire repayment in respect of all or any portion of their beneficial interests must instruct the participants through which they own their interests to direct the securities depositary to exercise the repayment option on their behalf. All instructions given to participants from beneficial owners relating to the option to elect repayment will be irrevocable. In addition, at the time the instructions are given, each beneficial owner will cause the participant through which it owns its interest to transfer its interest in the book-entry Senior Debt Securities or the global certificate representing the related book-entry Senior Debt Securities, on the securities depositary’s records, to the Trustee. See DESCRIPTION OF SENIOR DEBT SECURITIES—Global Securities.

Payment and Transfer; Paying Agent

The paying agent will pay the principal of any Debt Securities only if those Debt Securities are surrendered to it. Unless we state otherwise in the applicable prospectus supplement or other offering materials, the paying agent will pay principal, interest and premium, if any, on Debt Securities, subject to such surrender, where applicable, at its office or, at our option:

•

by wire transfer to an account at a banking institution in the United States that is designated in writing to the Trustee before the deadline set forth in the applicable prospectus supplement or other offering materials by the person entitled to that payment (which in the case of Book-Entry Debt Securities is the securities depositary or its nominee); or

•	by check mailed to the address of the person entitled to that interest as that address appears in the security register for those Debt Securities. (Sections 307 & 1001 of the Senior Indenture.)

Neither we nor the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Book-Entry Debt Security, or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests. We expect that the securities depositary, upon receipt of any payment of principal, interest or premium, if any, in a Book-Entry Debt Security, will credit immediately the accounts of the related participants with payment in amounts proportionate to their respective holdings in principal amount of beneficial interest in the Book-Entry Debt Security as shown on the records of the securities depositary. We also expect that payments by participants to owners of beneficial interests in a Book- Entry Debt Security will be governed by standing customer instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in “street name” and will be the responsibility of the participants.

Unless we state otherwise in the applicable prospectus supplement or other offering materials, the Trustee will act as paying agent for the Debt Securities, and the principal corporate trust office of the Trustee will be the office through which the paying agent acts. We may, however, change or add paying agents or approve a change in the office through which a paying agent acts. (Section 1002 of the Senior Indenture.)

Any money that we have paid to a paying agent for principal or interest on any Debt Securities which remains unclaimed at the end of two years after that principal or interest has become due will be repaid to us at our request. After repayment to the Company, holders should look only to us for those payments. (Section 1003 of the Senior Indenture.)

Fully registered securities may be transferred or exchanged at the corporate trust office of the Trustee or at any other office or agency we maintain for those purposes, without the payment of any service charge except for any tax or governmental charge and related expenses. (Section 1002 of the Senior Indenture.)

Global Securities

We may issue some or all of the Debt Securities as Book-Entry Debt Securities. Book-Entry Debt Securities will be represented by one or more fully registered global certificates. Book-Entry Debt Securities of like tenor and terms up to $500,000,000 aggregate principal amount may be represented by a single global certificate. Each global certificate will be registered with the securities depositary or its nominee and deposited with the securities depositary or its custodian. Unless it is exchanged in whole or in part for Debt Securities in definitive form, a global certificate may generally be transferred only as a whole unless it is being transferred to certain nominees of the depositary. (Section 305 of the Senior Indenture.)

Unless otherwise stated in any prospectus supplement or other offering materials, The Depository Trust Company will act as the securities depositary. Beneficial interests in global certificates will be shown on, and transfers of global certificates will be effected only through, records maintained by the securities depositary and its participants. If there are any additional or differing terms of the depositary arrangement with respect to the Book-Entry Debt Securities, we will describe them in the applicable prospectus supplement or other offering materials.

Holders of beneficial interests in Book-Entry Debt Securities represented by a global certificate are referred to as beneficial owners. Beneficial owners will be limited to institutions having accounts with the securities depositary or its nominee, which are called participants in this discussion, and to persons that hold beneficial interests through participants. When a global certificate representing Book-Entry Debt Securities is issued, the securities depositary will credit on its book-entry, registration and transfer system the principal amounts of Book-Entry Debt Securities the global certificate represents to the accounts of its participants. Ownership of beneficial interests in a global certificate will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by:

•	the securities depositary, with respect to participants’ interests; and

•	any participant, with respect to interests the participant holds on behalf of other persons.

As long as the securities depositary or its nominee is the registered holder of a global certificate representing Book-Entry Debt Securities, that person will be considered the sole owner and holder of the global certificate and the Book-Entry Debt Securities it represents for all purposes. Except in limited circumstances, beneficial owners:

•	may not have the global certificate or any Book-Entry Debt Securities it represents registered in their names;

•	may not receive or be entitled to receive physical delivery of certificated Book-Entry Debt Securities in exchange for the global certificate; and

•

will not be considered the owners or holders of the global certificate or any Book-Entry Debt Securities it represents for any purposes under the Debt Securities or the Senior Indenture. (Section 308 of the Senior Indenture.)

We will make all payments of principal, interest and premium, if any, on a Book-Entry Debt Security to the securities depositary or its nominee as the holder of the global certificate. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in definitive form. These laws may impair the ability to transfer beneficial interests in a global certificate.

Payments participants make to beneficial owners holding interests through those participants will be the responsibility of those participants. The securities depositary may from time to time adopt various policies and procedures governing payments, transfers, exchanges and other matters relating to beneficial interests in a global certificate. None of the following will have any responsibility or liability for any aspect of the securities depositary’s or any participant’s records relating to beneficial interests in a global certificate representing Book-Entry Debt Securities, for payments made on account of those beneficial interests or for maintaining, supervising or reviewing any records relating to those beneficial interests:

•	the Company;

•	the Trustee; or

•	any agent of any of the above.

Covenants

Under the Senior Indenture we will:

•	pay the principal, interest and premium, if any, on the Debt Securities when due;

•	maintain a place of payment;

•	deliver an officer’s certificate to the Trustee at the end of each fiscal year confirming our compliance with our obligations under the Senior Indenture;

•	preserve and keep in full force and effect our corporate existence except as provided in the Senior Indenture; and

•	deposit sufficient funds with any paying agent on or before the due date for any principal, interest or premium, if any. (Sections 1001, 1002, 1003 & 1006 of the Senior Indenture.)

Consolidation, Merger or Sale

The Senior Indenture provides that we may consolidate or merge with or into, or sell all or substantially all our assets to, another Person, provided that any successor assumes our obligations under the Senior Indenture and the Debt Securities issued under the Senior Indenture. We must also deliver an opinion of counsel to the Trustee affirming our compliance with all conditions in the Senior Indenture relating to the transaction. When the conditions are satisfied, the successor will succeed to and be substituted for us and, in the case of a sale of all or substantially all our assets, we will be relieved of our obligations under the Senior Indenture. (Sections 801 & 802 of the Senior Indenture.)

Events of Default

Event of Default when used in the Senior Indenture, will mean any of the following with respect to Debt Securities of any series:

•	failure to pay the principal or any premium on any Debt Security when due;

•	failure to deposit any sinking fund payment for that series when due that continues for 60 days;

•	failure to pay any interest on any Debt Securities of that series, when due, that continues for 60 days;

•

failure to perform any other covenant in the Senior Indenture (other than a covenant expressly included solely for the benefit of other series) that continues for 90 days after the Trustee or the holders of at least 33% of the outstanding Debt Securities of that series give us written notice of the default;

•	certain events in bankruptcy, insolvency or reorganization of the Company; or

•	any other Event of Default included in the Senior Indenture or any supplemental indenture. (Section 501 of the Senior Indenture.)

In the case of a general covenant default described above, the Trustee may extend the grace period. In addition, if holders of a particular series have given a notice of default, then holders of at least the same percentage of Debt Securities of that series, together with the Trustee, may also extend the grace period. The grace period will be automatically extended if we have initiated and are diligently pursuing corrective action.

An Event of Default for a particular series of Debt Securities does not necessarily constitute an Event of Default for any other series of Debt Securities issued under the Senior Indenture. Additional events of default may be established for a particular series and, if established, will be described in the applicable prospectus supplement or other offering materials.

If an Event of Default for any series of Debt Securities occurs and continues, the Trustee or the holders of at least 33% in aggregate principal amount of the Debt Securities of the series may declare the entire principal of all the Debt Securities of that series to be due and payable immediately. If this happens, subject to certain conditions, the holders of a majority of the aggregate principal amount of the Debt Securities of that series can void the declaration. (Section 502 of the Senior Indenture.)

The Trustee may withhold notice to the holders of Debt Securities of any default (except in the payment of principal or interest) if it considers the withholding of notice to be in the best interests of the holders. Other than its duties in case of a default, a Trustee is not obligated to exercise any of its rights or powers under the Senior Indenture at the request, order or direction of any holders, unless the holders offer the Trustee reasonable indemnity. If they provide this reasonable indemnification, the holders of a majority in principal amount of any series of Debt Securities may direct the time, method and place of conducting any proceeding or any remedy available to the Trustee, or exercising any power conferred upon the Trustee, for any series of Debt Securities. However, the Trustee must give the holders of Debt Securities notice of any default to the extent provided by the Trust Indenture Act. (Sections 512, 601, 602 & 603 of the Senior Indenture.)

The holder of any Debt Security will have an absolute and unconditional right to receive payment of the principal, any premium and, within certain limitations, any interest on that Debt Security on its maturity date or redemption date and to enforce those payments. (Section 508 of the Senior Indenture.)

Defeasance

We will be discharged from our obligations on the Senior Debt Securities of any series at any time if we deposit with the Trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity date or a redemption date of the Senior Debt Securities of the series. If this happens, the holders of the Senior Debt Securities of the series will not be entitled to the benefits of the Senior Indenture except for registration of transfer and exchange of Senior Debt Securities and replacement of lost, stolen or mutilated Senior Debt Securities. (Section 402 of the Senior Indenture.)

Under federal income tax law as of the date of this prospectus, a discharge may be treated as an exchange of the related Senior

Debt Securities. Each holder might be required to recognize gain or loss equal to the difference between the holder’s cost or other tax basis for the Senior Debt Securities and the value of the holder’s interest in the defeasance trust. Holders might be required to include as income a different amount than would be includable without the discharge. We urge prospective investors to consult their own tax advisers as to the consequences of a discharge, including the applicability and effect of tax laws other than the federal income tax law.

Satisfaction; Discharge

We may discharge all our obligations (except those described below) to holders of the Debt Securities issued under the Senior Indenture, which Debt Securities have not already been delivered to the Trustee for cancellation and which either have become due and payable or are by their terms due and payable within one year, or are to be called for redemption within one year, by depositing with the Trustee an amount certified to be sufficient to pay when due the principal, interest and premium, if any, on all outstanding Debt Securities. However, certain of our obligations under the Senior Indenture will survive, including with respect to the following:

•	remaining rights to register the transfer, conversion, substitution or exchange of Debt Securities of the applicable series;

•

rights of holders to receive payments of principal of, and any interest on, the Debt Securities of the applicable series, and other rights, duties and obligations of the holders of Debt Securities with respect to any amounts deposited with the Trustee; and

•	the rights, obligations and immunities of the Trustee under the Senior Indenture. (Section 401 of Senior Indenture.)

Modification of Senior Indenture; Waiver

Under the Senior Indenture our rights and obligations and the rights of the holders may be modified with the consent of the holders of a majority in aggregate principal amount of the outstanding Debt Securities of each series affected by the modification. No modification of the principal or interest payment terms, and no modification reducing the percentage required for modifications, is effective against any holder without its consent. (Section 902 of the Senior Indenture.) In addition, we may supplement the Senior Indenture to create new series of Debt Securities and for certain other purposes, without the consent of any holders of Debt Securities. (Section 901 of the Senior Indenture.)

The holders of a majority of the outstanding Debt Securities of all series under the Senior Indenture with respect to which a default has occurred and is continuing may waive a default for all those series, except a default in the payment of principal or interest, or any premium, on any Debt Securities or a default with respect to a covenant or provision which cannot be amended or modified without the consent of the holder of each outstanding Debt Security of the series affected. (Section 513 of the Senior Indenture.)

Concerning the Trustee

JPMorgan Chase Bank, N.A. is the Trustee under the Senior Indenture. We and certain of our affiliates maintain deposit accounts and banking relationships with JPMorgan Chase Bank, N.A. JPMorgan Chase Bank, N.A. also serves as trustee under other indentures under which we and certain of our affiliates have issued securities. Affiliates of JPMorgan Chase Bank, N.A. have purchased, and are likely to purchase in the future, our securities and securities of our affiliates.

The Trustee will perform only those duties that are specifically described in the Senior Indenture unless an event of default under the Senior Indenture occurs and is continuing. The Trustee is under no obligation to exercise any of its powers under the Senior Indenture at the request of any holder of Debt Securities unless that holder offers reasonable indemnity to the Trustee against the costs, expenses and liabilities which it might incur as a result. (Section 601 of the Senior Indenture.)

The Trustee administers its corporate trust business at 4 New York Plaza, New York, NY 10004 (Attention: Worldwide Securities Services).

LEGAL MATTERS

The legality of the securities in respect of which this prospectus is being delivered will be passed on for us by McGuireWoods LLP. As of February 1, 2006, partners of McGuireWoods LLP owned less than 1% of our common stock. Underwriters, dealers or agents, if any, who we will identify in a prospectus supplement or other offering materials, may have their counsel pass upon certain legal matters in connection with the securities offered by this prospectus.

EXPERTS

The consolidated financial statements, the related financial statement schedule, and management’s report on the effectiveness of internal control over financial reporting incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2004 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference (which reports (1) express an unqualified opinion on the consolidated financial statements and financial statement schedule and which report on the consolidated financial statements includes an explanatory paragraph as to changes in accounting principles in 2003 for: asset retirement obligations, contracts involved in energy trading, derivative contracts not held for trading purposes, derivative contracts with a price adjustment feature, the consolidation of variable interest entities, and guarantees, (2) express an unqualified opinion on management’s assessment regarding the effectiveness of internal control over financial reporting, and (3) express an unqualified opinion on the effectiveness of internal control over financial reporting) and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.